Exhibit 21.1

Subsidiaries of Bourbon Brothers Holding Corporation

1.	Bourbon Brothers Holding Company, LLC, a Colorado limited liability company

2.	Bourbon Brothers Restaurant Group, LLC, a Colorado limited liability company

3.	Bourbon Brothers Franchise, LLC, a Colorado limited liability company

4.	Bourbon Brothers Brand, LLC, a Colorado limited liability company

5.	Bourbon Brothers Southern Kitchen Colorado Springs, LLC, a Colorado limited liability company (owned 49% by Bourbon Brothers Investors, LLC)

6.	Bourbon Brothers Seafood and Chophouse Colorado Springs, LLC, a Colorado limited liability company

7.	Southern Hospitality Franchisee Holding Corporation, a Colorado corporation

8.	Southern Hospitality Denver Holdings, LLC, a Colorado limited liability company

9.	Southern Hospitality Denver, LLC, a Colorado limited liability company (owned 49% by Southern Hospitality Denver Investment, LLC)